ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

ASPEN GROUP RESOURCES CORPORATION

AND SUBSIDIARIES

INDEX

      Page No.

FINANCIAL INFORMATION

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet as of

June 30, 2005 and 2004 (unaudited)

3

Condensed Consolidated Statements of Operations for the

six months ended June 30, 2005 and 2004 (unaudited)

4

Condensed Consolidated Statements of Cash Flows for the

six months ended June 30, 2005 and 2004 (unaudited)

5

NOTES TO CONDENSED CONSOLIDATE FINANCIAL STATEMENTS (unaudited)

Nature of Business and Basis of Preparation and Presentation

Nature of Business

6

Financial Statement Presentation

6

Restricted Cash

6

Discontinued Operations

6

Earnings Per Share

6

Common Stock Issued

6

Operations

7

Related Party Transactions

7

Other Information

Safe Harbor Statement

7

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

June 30, 2005   (Unaudited)

(Expressed in US Dollars)

	June 30, 2005 (Unaudited)	December 31, 2004 (audited)
ASSETS
Current Assets
Cash	$1,762,878	$4,996,185
Cash - Restricted	1,000,000	-
Accounts receivable net of allowances
Trade	1,900,551	1,409,092
Other	11,290	11,631
Net assets of discontinued operations	-	1,281,037
Materials and supplies inventory	348,725	69,577
Prepaid expenses	115,602	111,113
Total current assets	$5,139,046	$7,878,635

Proved Oil & Gas Properties (full cost method)
net of accumulated depletion of $14,237,729 and $13,738,929	$6,297,052	$5,085,989

Property and Equipment
net of accumulated depreciation of $2,372,353 and $2,288,387	653,666	754,279

Other Assets
Notes receivable	43,082	49,285
Deposits and other assets	49,880	8,880

Total Assets	$12,182,726	$13,777,068

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,845,930	$2,106,081
Net liabilities of discontinued operations	387,947	1,059,073
Accrued expenses	-	7,485
Net payable – banks	453,879	747,720
Current maturities of long-term debt	106,241	119,994
Total current liabilities	$2,793,997	$4,040,353

Long-Term Debt, less Current Maturities	$162,744	$215,868

Asset Retirement Obligation	577,568	563,236

Deferred income taxes	-	-

Stockholders’ Equity
Preferred stock, no par value, authorized-unlimited, issued – none	-	-
Common stock, no par value, authorized-unlimited,
issued 75,762,807 shares in 2005 and 71,203,307 in 2004	64,070,881	62,656,769
Less treasury stock – at cost	(260,198)	(260,198)
Foreigh currency translation adjustment	(886,459)	(886,459)
Accumulated deficit	(54,275,807)	(52,552,501)
Total stockholders’ equity	$8,648,417	$8,957,611

Total Liabilities and Stockholders’ Equity	$12,182,726	$13,777,068

      “signed Robert Calentine”

“signed Allan Thorne”

Robert L. Calentine, Director and CEO

Allan C. Thorne, CFO

See accompanying notes to these condensed consolidated financial statements

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Expressed in US Dollars)

	Period from April 1, 2005 to June 30, 2005 (Unaudited)	Period from April 1, 2004 to June 30, 2004 Restated (Unaudited)	Period from January 1, 2005 to June 30, 2005 (Unaudited)	Period from January 1, 2004 to June 30, 2004 Restated (Unaudited)

REVENUE:
Oil and gas sales (net of royalties)	$600,292	$674,301	$1,182,506	$1,309,222
Product and service revenues	203,648	256,121	328,106	522,192
Other income	9,613	-	26,860	-
Total revenue	$813,553	$930,422	$1,537,472	$1,831,414

EXPENSES:
Oil and gas production	$296,306	$383,277	$516,550	$536,256
Operating expenses	154,068	202,529	282,308	358,649
General and administrative	832,862	822,933	1,425,079	1,359,603
Depreciation, depletion and accretion expense	297,296	369,776	597,128	970,223
Stock issued compensation	-	-	419,309	-
Total expenses	$1,580,532	$1,778,515	$3,240,374	$3,224,731

EARNINGS (LOSS) FROM OPERATIONS	$(766,979)	$(848,093)	$(1,702,902)	$(1,393,317)

OTHER
Interest and financing expense	(10,845)	(101,698)	(25,667)	(291,666)

NET (LOSS) FROM CONTINUING OPERATIONS	$(777,824)	$(949,791)	$(1,728,569)	$(1,684,983)

DISCONTINUED OPERATIONS
Revenues from US Oil and Gas Production Activities	-	784,982	-	2,376,545
Expenses from US Oil and Gas Production Activities	-	(588,488)	-	(1,676,018)
Total Discontinued Operations	$-	$196,494	$-	$700,527

NET EARNINGS (LOSS)	$(777,824)	$(753,297)	$(1,728,569)	$(984,456)

NET EARNINGS (LOSS) PER SHARE	$(0.010)	$(0.013)	$(0.023)	$(0.018)

WEIGHTED AVERAGE SHARES	75,762,807	58,303,134	74,213,947	53,374,946

See accompanying notes to these condensed consolidated financial statements

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Unaudited)

(Expressed in US Dollars)

	Period from April 1, 2005 to June 30, 2005 (Unaudited)	Period from April 1, 2004 to June 30, 2004 (Unaudited)	Period from January 1, 2005 to June 30, 2005 (Unaudited)	Period from January 1, 2004 to June 30, 2004 (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)	$(777,824)	$(753,297)	$(1,728,569)	$(984,456)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Gain on sale of assets	-	-	-	-
Stock based compensation	-	-	419,309	-
Depreciation and depletion	290,179	618,442	582,796	1,771,955
Accretion expense	7,117	8,375	14,332	22,491
Cash flow from operations	$(480,528)	$(126,480)	$(712,132)	$809,990

Change in assets and liabilities net of effects from:
Accounts receivable	$367,992	$121,666	$789,919	$517,768
Materials and supplies inventory	(279,148)	-	(279,148)	-
Accounts payable and accrued liabilities	(342,721)	(1,188,635)	(933,499)	(2,992,886)
Prepaid expenses	43,011	(81,161)	(4,489)	(35,608)
Other	-	-	-	-
Net cash provided by operating activities	$(691,394)	$(1,274,610)	$(1,139,349)	$(1,700,736)

CASH FLOWS FROM FINANCING ACTIVITIES
Costs related to sale of stock and issuance of notes	$-	$(112,827)	$-	$(112,827)
Sale of common stock	44,270	1,637,211	994,803	1,839,241
Repayment of notes payable and long-term debt	(214,105)	(50,367)	(354,515)	(51,441)
Net cash provided by (used by) financing activities	$(169,835)	$1,474,017	$640,288	$1,674,973

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of equipment	$-	$-	$16,617	$-
Proceeds from sale of oil and gas properties	-	-	-	-
Exploration and development cost capitalized	(293,116)	(390,487)	(1,750,863)	(391,456)
Acquisitions of office furniture and equipment	-	(16,030)	-	(16,030)
Other assets	-	-	-	-
Net cash provided by (used by) investing activities	$(293,116)	$(406,517)	$(1,734,246)	$(407,486)

NET INCREASE (DECREASE)	$(1,154,345)	$(207,110)	$(2,233,307)	$(433,249)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	3,917,223	401,152	4,996,185	627,291

CASH AND CASH EQUIVALENTS - END OF PERIOD	$2,762,878	$194,042	$2,762,878	$194,042

SUPPLAMENTAL INFORMATION
Cash paid for interest	$10,845	$101,698	$25,667	$291,666

See accompanying notes to these condensed consolidated financial statements

ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in US Dollars)

NATURE OF BUSINESS AND BASIS OF PREPARATION AND PRESENTATION

Nature of Business

Aspen Resources Corporation’s primary business focus is to build value through the development of its existing producing oil and gas properties by conducting an active exploitation program on these properties and pursuing the acquisition, development, and exploitation of oil and gas properties in both the United States and Canada that offer the potential for increased production while continuing to control cost.

Financial Statement Presentation

The Condensed Consolidated Financial Statements of Aspen Resources Corporation and Subsidiaries (collectively the "Company" or "Aspen") included herein have been prepared by Aspen without audit.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted U. S. accounting principles have been condensed or omitted, since Aspen believes that the disclosures included are adequate to make the information presented not misleading.  In the opinion of Management, the Condensed Consolidated Financial Statements include all adjustments consisting of normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows as of the dates and for the periods presented.  These Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto included for the fiscal year ended December 31, 2004.

Restricted Cash

During the period the Company was required to place a $1.0 million dollar bond along with a court of appeal application to appeal a lawsuit decision.  The bond issuer required $1.0 million dollars cash as collateral.

DISCONTINUED OPERATIONS

On October 15, 2004, Aspen and two subsidiaries closed on a transaction to sell all of their United States domiciled oil and gas properties.  Operations have been stated as discontinued as of June 30, 2005 with June 30, 2004 restated.

EARNINGS PER SHARE

Diluted earnings per share for the three month period ending June 30, 2005 and 2004 are the same as basic earnings per share because the exercise of potentially dilutive securities would not have an effect.

COMMON STOCK ISSUED

	2005		2004
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	71,203,307	$62,656,769	51,378,037	$58,895,708
Transactions during the period
Private Placement	-	-	8,000,000	1,381,573
Exercised Purchase Warrants	3,559,500	994,803	2,570,833	344,841
Issued for Stock Based Compensation	1,000,000	419,309	-	-

Balance, end of period	75,762,807	$64,070,881	61,948,870	$60,622,122

Notes Page

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ASPEN GROUP RESOURCES CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in US Dollars)

OPERATIONS

The Company's operations for the six month periods are carried on in the following geographic locations:

	US	Canada	Total
June 30, 2005
Total assets	$5,175,382	$7,007,344	$12,182,726
Gross revenue	354,966	1,182,506	1,537,472
Net earnings (loss)	(1,774,589)	46,020	(1,728,569)
Earnings (loss) per share	(0.023)	0.00	(0.023)

June 30, 2004 (restated)
Total assets	$37,311,192	$6,010,233	$43,321,425
Gross revenue	522,192	1,309,222	1,831,414
Net income	(636,820)	(347,636)	(984,456)
Earnings per share	(0.012)	(0.006)	(0.018)

RELATED PARTY TRANSACTIONS

During the six month period ended June 30, 2005, legal expenses of approximately $41,400 were invoiced from a firm for which one of the directors is a partner.

OTHER INFORMATION

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Certain statements in this filing, and elsewhere (such as in other filings by Aspen Resources with the Commission, press releases, presentations by Aspen Resources Corporation or its management and oral statements) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aspen Resources Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among other things, (i) significant variability in Aspen’s quarterly revenues and results of operations as a result of variations in the Aspen’s production in a particular quarter while a significant percentage of its operating expenses are fixed in advance, (ii) changes in the prices of oil and gas, (iii) Aspen’s ability to obtain capital and (iv) other risk factors commonly faced by small oil and gas companies.

Notes Page

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